EXHIBIT 99.2

REVERSE STOCK SPLIT DISCLOSURE

On May 2, 2019, Danaos Corporation (the “Company”) effected a one-for-fourteen (1-for-14) reverse split of its common stock. The reverse stock split reduced the number of the Company’s outstanding shares of common stock from 213,324,455 to 15,237,456 and affected all issued and outstanding shares of common stock. No fractional shares were issued in connection to the reverse split. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. The par value and other terms of the Company’s common stock were not affected by the reverse stock split.

All share and earnings per share information have been retroactively adjusted to reflect the stock split and the incremental reduction in the aggregate par value of all issued and outstanding shares of common stock of $1,981 thousand has been reflected as a reduction to “Common stock” and a corresponding increase in “Additional paid-in capital” on the Company’s balance sheet.  Such retroactive adjustments are recognized in the Company’s interim condensed consolidated financial statements for the three months ended March 31, 2019 and March 31, 2018, and the accompanying Operating and Financial Review and Prospects, included in Exhibit 99.1 to this report. The effect of the reverse stock split on per share amounts and weighted average number of shares of common stock outstanding for each of the five fiscal years ended December 31, 2018 are as follows.

	Year Ended December 31,
	2018	2017	2016	2015	2014

Basic and diluted earnings/(loss) per share of common stock	$(3.10)	$10.70	$(46.69)	$14.92	$(0.50)
Basic and diluted weighted average number of shares (in thousands)	10,623	7,845	7,843	7,842	7,834